Exhibit 99.01

LETTER OF RESIGNATION

To Rich Daly, Chairman of the Board of Neuralstem Inc.,

I hereby tender my resignation as a member of the board of directors of Neuralstem, Inc. (the “Company”). My resignation is effective Saturday August 6, 2016. My resignation is not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Yours Truly,

Dr. Karl Johe

Date:    August 6, 2016